UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

PERSONALIS, INC.

(Name of the Issuer)

Personalis, Inc.

Tempus AI, Inc.

Aviary Development, Inc.

Toucan Development, LLC

Eric Lefkofsky

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71535D106

(CUSIP Number of Class of Securities)

Eric Lefkofsky Chief Executive Officer, Founder and Chairman Tempus AI, Inc. 600 West Chicago Avenue, Suite 510 Chicago, Illinois 60654 (800) 976-5448	Christopher Hall Chief Executive Officer Personalis, Inc. 6600 Dumbarton Circle Fremont, California 94555 (650) 752-1300
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Bradley C. Faris Tessa Bernhardt Jana Kovich Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, IL 60611 (312) 876-7700	Bill Roegge Laura Berezin Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☒	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 31, 2026, as amended by Amendment No. 1 filed on October 2, 2026 (as further amended hereby, the “Transaction Statement”), jointly by (i) Personalis, Inc., a Delaware corporation (“Personalis”), and the issuer of the common stock, par value $0.0001 per share (“Personalis Common Stock”), that is subject to the Rule 13e-3 transaction; (ii) Tempus AI, Inc., a Nevada corporation (“Tempus”); (iii) Aviary Development, Inc., a Delaware corporation and a wholly owned subsidiary of Tempus (“Merger Sub I”); (iv) Toucan Development, LLC, a Nevada limited liability company and a wholly owned subsidiary of Tempus (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”); and (v) Eric Lefkofsky (each, a “Filing Person” and collectively, the “Filing Persons”).

This Amendment is being filed in connection with Amendment No. 2 to the Registration Statement on Form S-4 of Tempus (the “Form S-4 Amendment”), which includes an amended preliminary prospectus of Tempus and proxy statement of Personalis (as amended, the “Proxy Statement/Prospectus”), filed with the SEC on October 20, 2026. The Form S-4 Amendment is being filed, among other things, to finalize certain procedural information in connection with a request for accelerated effectiveness of the registration statement.

Pursuant to General Instruction F to Schedule 13E-3, The information contained in the Proxy Statement/Prospectus, including all annexes thereto, is expressly incorporated by reference in its entirety into this Amendment, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement/Prospectus and the annexes thereto. Capitalized terms used but not defined in this Amendment have the meanings assigned to them in the Transaction Statement or the Amended Proxy Statement/Prospectus, as applicable.

Except as otherwise set forth in this Amendment, the information set forth in the Transaction Statement remains unchanged. All information concerning Personalis contained in, or incorporated by reference into, this Amendment and the Proxy Statement/Prospectus was supplied by Personalis. Similarly, all information concerning any other Filing Person contained in, or incorporated by reference into, this Amendment and the Proxy Statement/Prospectus was supplied by such Filing Person.

ITEM 1. SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

ITEM 2. SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a) Name and Address. Personalis’ name, and the address and telephone number of its principal executive offices are:

Personalis, Inc.

6600 Dumbarton Circle

Fremont, California 94555

(650) 752-1300

(b) Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—Record Date; Stockholders Entitled to Vote”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Security Ownership of Certain Beneficial Holders and Management of Personalis”

“COMPARISON OF STOCKHOLDERS’ RIGHTS”

(c) Trading Market and Price. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING PERSONALIS—Price Range of Personalis Common Stock”

(d) Dividends. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“THE MERGER AGREEMENT—Conduct of Personalis’ Business Pending the Mergers”

“THE MERGER AGREEMENT—Conduct of Tempus’ Business Pending the Mergers”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Dividends”

“COMPARISON OF STOCKHOLDERS’ RIGHTS”

(e) Prior Public Offerings. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING PERSONALIS—Prior Public Offerings”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Prior Sales of Unregistered Securities”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING PERSONALIS—Prior Sales of Unregistered Securities”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Purchases in Connection with the Mergers”

“IMPORTANT INFORMATION REGARDING TEMPUS—Prior Personalis Stock Purchases”

“IMPORTANT INFORMATION REGARDING SCHEDULE 13E-3 FILING PARTIES OTHER THAN TEMPUS AND PERSONALIS—Prior Personalis Stock Purchases”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a) – (b) Name and Address; Business and Background of Entities. Personalis is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Parties to the Mergers”

“PARTIES TO THE MERGERS”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Business and Background of Directors and Executive Officers of Personalis”

“IMPORTANT INFORMATION REGARDING TEMPUS—Business and Background of Directors and Executive Officers of Tempus”

“IMPORTANT INFORMATION REGARDING SCHEDULE 13E-3 FILING PARTIES OTHER THAN TEMPUS AND PERSONALIS—Name and Address; Business and Background of Schedule 13E-3 Individual Filing Parties Other than Tempus and Personalis”

“WHERE YOU CAN FIND MORE INFORMATION”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING PERSONALIS—Business and Background of Directors and Executive Officers of Personalis”

“IMPORTANT INFORMATION REGARDING TEMPUS—Business and Background of Directors and Executive Officers of Tempus”

“IMPORTANT INFORMATION REGARDING SCHEDULE 13E-3 FILING PARTIES OTHER THAN TEMPUS AND PERSONALIS—Name and Address; Business and Background of Schedule 13E-3 Individual Filing Parties Other than Tempus and Personalis”

“WHERE YOU CAN FIND MORE INFORMATION”

ITEM 4. TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a) (1) Material Terms – Tender Offers. Not applicable.

(a) (2) Material Terms – Merger or Similar Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“RISK FACTORS”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—General”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Intent to Vote”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Personalis”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Tempus”

“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”

“SPECIAL FACTORS—Plans for Personalis After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Governance of Personalis After the Mergers”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“SPECIAL FACTORS—Regulatory Approvals”

“SPECIAL FACTORS—Accounting Treatment of the Mergers”

“SPECIAL FACTORS—Delisting and Deregistration of Personalis Common Stock”

“SPECIAL FACTORS—Litigation Relating to the Mergers”

“THE MERGER AGREEMENT”

“COMPARISON OF STOCKHOLDERS’ RIGHTS”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—Required Vote”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS”

“Annex A: Merger Agreement”

(c) Different Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“THE MERGER AGREEMENT—Treatment of Personalis Equity Awards”

“THE MERGER AGREEMENT—Employee Matters”

“THE MERGER AGREEMENT—Indemnification; Directors and Officers Insurance”

“PROPOSAL 2—NON-BINDING ADVISORY VOTE ON MERGER COMPENSATION PROPOSAL”

“Annex A: Merger Agreement”

(d) Appraisal Rights. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Appraisal Rights”

“RISK FACTORS”

“QUESTIONS AND ANSWERS”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—Appraisal Rights”

“THE MERGER AGREEMENT—Appraisal Rights”

“COMPARISON OF STOCKHOLDERS’ RIGHTS”

“APPRAISAL RIGHTS”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Availability of Documents”

(f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Listing of Tempus’ Class A Common Stock and Delisting and Deregistration of Personalis Common Stock”

“QUESTIONS AND ANSWERS”

“THE MERGER AGREEMENT—Conditions to the Mergers”

“DELISTING AND DEREGISTRATION OF PERSONALIS COMMON STOCK”

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a) (1) – (2) Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“SPECIAL FACTORS—Certain Related Party Agreements between Tempus and Other Filing Parties”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Prior Sales of Unregistered Securities”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Past Contacts, Transactions, Negotiations and Agreements”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“SPECIAL FACTORS—Certain Related Party Agreements between Tempus and Other Filing Parties”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Prior Sales of Unregistered Securities”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Past Contacts, Transactions, Negotiations and Agreements”

“Annex A: Merger Agreement”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“THE MERGER AGREEMENT”

“THE VOTING AGREEMENT”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Prior Sales of Unregistered Securities”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Past Contacts, Transactions, Negotiations and Agreements”

“Annex A: Merger Agreement”

“Annex F: Voting Agreement”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Delisting and Deregistration of Personalis Common Stock”

“THE MERGER AGREEMENT—Merger Consideration; Proration”

“DELISTING AND DEREGISTRATION OF PERSONALIS COMMON STOCK”

“Annex A: Merger Agreement”

(c) (1)  – (8) Plans. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Plans for Personalis After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Governance of Personalis After the Mergers”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“SPECIAL FACTORS—Delisting and Deregistration of Personalis Common Stock”

“THE MERGER AGREEMENT”

“DELISTING AND DEREGISTRATION OF PERSONALIS COMMON STOCK”

“Annex A: Merger Agreement”

“Annex F: Voting Agreement”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Plans for Personalis After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

(b) Alternatives. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Personalis”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Tempus”

(c) Reasons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Personalis”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Tempus”

“SPECIAL FACTORS—Opinions of Personalis’ Financial Advisors”

“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”

“SPECIAL FACTORS—Plans for Personalis After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“Annex B: Opinion of Centerview Partners LLC”

“Annex C: Opinion of TD Securities (USA) LLC”

“Annex D: Opinion of Morgan Stanley & Co. LLC”

(d) Effects. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Plans for Personalis After the Mergers”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Governance of Personalis After the Mergers”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“SPECIAL FACTORS—Accounting Treatment of the Mergers”

“SPECIAL FACTORS—Delisting and Deregistration of Personalis Common Stock”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Costs to Personalis of the Mergers”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS”

“COMPARISON OF STOCKHOLDERS’ RIGHTS”

“APPRAISAL RIGHTS”

“DELISTING AND DEREGISTRATION OF PERSONALIS COMMON STOCK”

“Annex A: Merger Agreement”

ITEM 8. FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a) – (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Reasons for the Mergers of the Parent Filing Parties; Fairness”

“SPECIAL FACTORS—Opinions of Personalis’ Financial Advisors”

“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”

“Annex B: Opinion of Centerview Partners LLC”

“Annex C: Opinion of TD Securities (USA) LLC”

“Annex D: Opinion of Morgan Stanley & Co. LLC”

(c) Approval of Security Holders. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—Required Vote”

“COMPARISON OF STOCKHOLDERS’ RIGHTS”

“PROPOSAL 1—THE MERGER PROPOSAL”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

(e) Approval of Directors. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“PROPOSAL 1—THE MERGER PROPOSAL”

(f) Other Offers. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Regulation M-A Item 1015

(a) – (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.

Each of the following discussion materials are filed as Exhibits (c)(4) through (c)(17) hereto and are incorporated herein by reference, as follows:

i.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated February 2, 2026

ii.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated February 6, 2026

iii.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated April 28, 2026

iv.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated May 29, 2026

v.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 5, 2026

vi.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 19, 2026

vii.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 25, 2026

viii.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 30, 2026

ix.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 2, 2026

x.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 10, 2026

xi.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 15, 2026

xii.	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 18, 2026

xiii.	Discussion materials prepared by Centerview Partners LLC and provided to the Personalis Board, dated July 19, 2026

xiv.	Discussion materials prepared by TD Securities (USA) LLC and provided to the Personalis Board, dated July 19, 2026

The discussion materials prepared by Morgan Stanley & Co. LLC and provided to the Tempus Board, dated July 18, 2026 and July 19, 2026 are filed as Exhibit (c)(18) and Exhibit (c)(19), respectively, hereto and are incorporated herein by reference.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Opinions of Personalis’ Financial Advisors”

“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”

“Annex B: Opinion of Centerview Partners LLC”

“Annex C: Opinion of TD Securities (USA) LLC”

“Annex D: Opinion of Morgan Stanley & Co. LLC”

(c) Availability of Documents. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Availability of Documents”

“WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of Personalis during its regular business hours by any interested equity security holder of Personalis Common Stock or by any representative who has been so designated in writing upon written request and at the expense of the requesting holder of Personalis Common Stock.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a)  – (b) Source of Funds; Conditions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“RISK FACTORS—Risks Related to the Combined Company Upon Completion of the Mergers—The combined company’s debt may limit its financial flexibility and adversely affect its financial condition, liquidity and results of operations.”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Financing of the Mergers”

“THE MERGER AGREEMENT—Merger Consideration; Proration”

(c) Expenses. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Termination Fees and Expenses”

“RISK FACTORS—Risks Related to the Mergers—Tempus and Personalis may incur substantial transaction-related costs in connection with the Mergers.”

“THE MERGER AGREEMENT—Expenses”

“THE MERGER AGREEMENT—Termination Fee”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Costs to Personalis of the Mergers”

(d) Borrowed Funds. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Financing of the Mergers”

“RISK FACTORS”

“THE MERGER AGREEMENT—Merger Consideration; Proration”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Parties to the Mergers”

“PARTIES TO THE MERGERS”

“THE MERGER AGREEMENT”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Business and Background of Directors and Executive Officers of Personalis”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Security Ownership of Certain Beneficial Holders and Management of Personalis”

“IMPORTANT INFORMATION REGARDING TEMPUS—Security Ownership of Certain Beneficial Holders and Management of Tempus”

“IMPORTANT INFORMATION REGARDING TEMPUS—Business and Background of Directors and Executive Officers of Tempus”

“IMPORTANT INFORMATION REGARDING SCHEDULE 13E-3 FILING PARTIES OTHER THAN TEMPUS AND PERSONALIS—Name and Address; Business and Background of Schedule 13E-3 Individual Filing Parties Other Than Tempus and Personalis”

(b) Securities Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“THE MERGER AGREEMENT”

“THE VOTING AGREEMENT”

“IMPORTANT INFORMATION REGARDING TEMPUS—Prior Personalis Stock Purchases”

“IMPORTANT INFORMATION REGARDING SCHEDULE 13E-3 FILING PARTIES OTHER THAN TEMPUS AND PERSONALIS—Prior Personalis Stock Purchases”

“Annex A: Merger Agreement”

“Annex F: Voting Agreement”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS—What is the vote required to approve each proposal at the Personalis Special Meeting?”

“SPECIAL FACTORS—Intent to Vote”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—Voting by the Personalis Directors and Executive Officers”

“THE MERGER AGREEMENT”

“THE VOTING AGREEMENT”

(e) Recommendations of Others. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS—How does the Personalis Board recommend that the Personalis Stockholders vote?”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“THE MERGER AGREEMENT—No Change in Board Recommendation; No Entry into Alternative Transactions”

“PROPOSAL 1—THE MERGER PROPOSAL”

ITEM 13. FINANCIAL STATEMENTS

Regulation M-A Item 1010

(a) Financial Information. The audited consolidated financial statements of Personalis for the fiscal years ended December 31, 2025 and 2024 are incorporated herein by reference to Personalis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed on February 26, 2026 (see “Item 8. Financial Statements and Supplementary Data” beginning on page 69). The consolidated financial statements set forth in Item 1 of Personalis’ Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed on August 4, 2026, are incorporated herein by reference.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Personalis”

“SPECIAL FACTORS—Unaudited Prospective Financial Information – Tempus”

“IMPORTANT INFORMATION REGARDING PERSONALIS—Book Value per Share”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a)  – (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of Personalis for the Mergers; Recommendation of the Personalis Board; Fairness”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—General”

“SPECIAL MEETING OF PERSONALIS STOCKHOLDERS—Solicitations of Proxies”

ITEM 15. ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference.

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Certain Effects of the Mergers on Personalis”

“SPECIAL FACTORS—Certain Effects of the Mergers on the Parent Filing Parties”

“SPECIAL FACTORS—Interests of Tempus Directors and Officers in the Mergers”

“SPECIAL FACTORS—Interests of Personalis Directors and Officers in the Mergers”

“THE MERGER AGREEMENT—Effects of the Mergers; Directors and Officers”

“THE MERGER AGREEMENT—Treatment of Personalis Equity Awards”

“PROPOSAL 2—NON-BINDING ADVISORY VOTE ON MERGER COMPENSATION PROPOSAL”

“Annex A: Merger Agreement”

(c) Other Material Information. The information set forth in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)*	Amended Proxy Statement/Prospectus (incorporated herein by reference to Amendment No. 2 to Tempus AI, Inc.’s Registration Statement on Form S-4 filed with the SEC on October 20, 2026)

(a)(2)*	Letter to the Stockholders of Personalis (incorporated herein by reference to the Amended Proxy Statement/Prospectus)

(a)(3)*	Form of Proxy Card and Voting Instructions for the Personalis Special Meeting (incorporated herein by reference to the Amended Proxy Statement/Prospectus)

(a)(4)*	Notice of Special Meeting of Stockholders of Personalis (incorporated herein by reference to the Amended Proxy Statement/Prospectus)

(a)(5)**	Joint Press Release of Tempus and Personalis, dated July 20, 2026 (incorporated by reference to Exhibit 99.1 to Personalis’ Current Report on Form 8-K filed with the SEC on July 20, 2026)

(a)(6)**	Investor Presentation of Personalis, dated July 20, 2026 (incorporated by reference to Personalis’ prospectus on Form 425 filed with the SEC on July 20, 2026)

(a)(7)**	Social Media Posts, dated July 20, 2026 (incorporated by reference to Personalis’ prospectus on Form 425 filed with the SEC on July 20, 2026)

(a)(8)**	Investor Call Transcript, dated July 20, 2026 (incorporated by reference to Personalis’ prospectus on Form 425 filed with the SEC on July 20, 2026)

(c)(1)*	Opinion of Centerview Partners LLC (incorporated herein by reference to Annex B of the Amended Proxy Statement/Prospectus)

(c)(2)*	Opinion of TD Securities (USA) LLC (incorporated herein by reference to Annex C of the Amended Proxy Statement/Prospectus)

(c)(3)*	Opinion of Morgan Stanley & Co. LLC (incorporated herein by reference to Annex D of the Amended Proxy Statement/Prospectus)

(c)(4)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated February 2, 2026

(c)(5)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated February 6, 2026

(c)(6)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated April 28, 2026

(c)(7)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated May 29, 2026

(c)(8)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 5, 2026

(c)(9)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 19, 2026

Exhibit No.	Description

(c)(10)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 25, 2026

(c)(11)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated June 30, 2026

(c)(12)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 2, 2026

(c)(13)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 10, 2026

(c)(14)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 15, 2026

(c)(15)**	Joint preliminary discussion materials prepared by Centerview Partners LLC and TD Securities (USA) LLC and provided to the Personalis Board, dated July 18, 2026

(c)(16)**	Discussion materials prepared by Centerview Partners LLC and provided to the Personalis Board, dated July 19, 2026

(c)(17)**	Presentation prepared by TD Securities (USA) LLC and provided to the Personalis Board, dated July 19, 2026

(c)(18)**	Preliminary Discussion materials prepared by Morgan Stanley & Co. LLC, dated July 18, 2026

(c)(19)**	Discussion materials prepared by Morgan Stanley & Co. LLC, dated July 19, 2026

(d)(1)**	Agreement and Plan of Merger, dated as of July 20, 2026, by and among Tempus AI, Inc., Personalis, Inc., Aviary Development, Inc., and Toucan Development, LLC (incorporated by reference herein to Exhibit 2.1 to Personalis’ Current Report on Form 8-K filed with the SEC on July 20, 2026)

(d)(2)**	Voting Agreement, dated as of July 20, 2026, by and between Personalis, Inc. and Merck Sharp & Dohme LLC (incorporated by reference herein to Exhibit 10.1 to Personalis’ Current Report on Form 8-K filed with the SEC on July 20, 2026)

(d)(3)**	Commercialization and Reference Laboratory Agreement, dated November 25, 2023, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 10.1 to Personalis’ Current Report on Form 8-K filed with the SEC on November 28, 2023)

(d)(4)**	Amendment No. 1 to the Commercialization and Reference Laboratory Agreement, dated August 16, 2024, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 10.1 to Personalis’ Current Report on Form 8-K filed with the SEC on August 16, 2024)

(d)(5)**	Amendment No. 2 to the Commercialization and Reference Laboratory Agreement, dated September 20, 2024, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 10.2 to Personalis’ Quarterly Report on Form 10-Q filed with the SEC on November 6, 2024)

(d)(6)**	Amendment No. 3 to the Commercialization and Reference Laboratory Agreement, dated December 13, 2024, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 10.19 to Personalis’ Annual Report on Form 10-K filed with the SEC on February 27, 2025)

Exhibit No.	Description

(d)(7)**	Amendment No. 4 to the Commercialization and Reference Laboratory Agreement, dated July 8, 2025, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 10.1 to Personalis’ Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025)

(d)(8)**	Amendment No. 5 to the Commercialization and Reference Laboratory Agreement, dated September 11, 2025, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 10.2 to Personalis’ Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025)

(d)(9)**	Investment Agreement, dated August 16, 2024, by and between Personalis, Inc. and Tempus AI, Inc. (incorporated by reference herein to Exhibit 4.1 to Personalis’ Current Report on Form 8-K filed with the SEC on August 16, 2024)

(f)*	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex E of the Amended Proxy Statement/Prospectus)

(g)	None.

107**	Filing Fee Table.

*	Filed herewith.
**	Previously filed with the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on August 31, 2026.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 20, 2026

PERSONALIS, INC.

By:	/s/ Christopher Hall
Name:	Christopher Hall
Title:	Chief Executive Officer

TEMPUS AI, INC.

By:	/s/ James Rogers
Name:	James Rogers
Title:	Chief Financial Officer

AVIARY DEVELOPMENT, INC.

By:	/s/ James Rogers
Name:	James Rogers
Title:	Treasurer

TOUCAN DEVELOPMENT, LLC

By:	/s/ Andrew K. Polovin
Name:	Andrew K. Polovin
Title:	Manager

ERIC LEFKOFSKY

By:	/s/ Eric Lefkofsky
Name:	Eric Lefkofsky